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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BlackRock Credit Allocation Income Trust IV
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

092508407 092508506
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Attention: Donald E. Morgan, III
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

* The Issuer mandatorily redeemed the preferred shares covered by this filing in transactions dated January 5, 2011, January 7, 2011 and January 10, 2011.  Although the reporting persons initially filed their Schedule 13D with respect to the Issuer's preferred shares on January 28, 2011, that filing reflected only the January 5, 2011 redemption and, due to an oversight, did not reflect the redemptions that took place as of January 7 and January 10.  The sole purpose of this amendment filing is to correct this error.

CUSIP No.	092508407 092508506

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd's. combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	092508407 092508506

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	092508407 092508506

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan III's combined holdings in the separate series of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	092508407 092508506

Item 1.	Security and Issuer.

The name of the issuer is BlackRock Credit Allocation Income Trust IV, a Delaware business trust (the "Issuer").  The address of the Issuer's principal executive offices is 100 Bellevue Parkway, Willmington, Delaware 19809, United States of America.  This Schedule 13D Amendment relates to the Issuer's Preferred Shares (the "Shares").

Item 2.	Identity and Background.

(a), (b) and (c)
This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III.
Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Brigade."

Brigade LCSF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.
Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.
Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.
The Shares to which this Schedule 13D Amendment relates are held directly by Brigade LCSF and other private investment funds managed by Brigade CM.

(d) and (e)
During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, none of the Reporting Persons beneficially owns any Shares.

Item 4.	Purpose of Transaction.

The purpose of the original acquisition of the Shares by the Reporting Persons was for investment, and the purchases of the Shares by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer.  The Reporting Persons did not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Subsequently, on January 5, 2011, January 7, 2011 and January 10, 2011, the Issuer mandatorily redeemed all of the Shares held by the Reporting Persons.  As a result of these redemptions, the Reporting Persons no longer hold any Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Brigade LCSF may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Issuer's outstanding Shares, based upon 9,240* Shares outstanding as of the date hereof.
As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF and other private funds, had shared voting and dispositive power with respect to all 0 Shares owned beneficially by Brigade LCSF, representing approximately 0% of the Issuer's outstanding Shares.
As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to all 0 Shares owned beneficially by Brigade LCSF, representing approximately 0% of the Issuer's outstanding Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at October 31, 2010, as reported in the Issuer's Form N-CSR, filed on January 6, 2011.  Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, this amounts reflect the aggregate number of preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2011
(Date)
Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of BlackRock Credit Allocation Income Trust IV.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

July 6, 2011
Date

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold		Price Per Share

12/17/2009	Preferred Shares	2,429			86% of par (i.e., $21, 500 per share)
1/5/2011	Preferred Shares		1,243	(1)	At par (i.e., $25,000 per share)
1/7/2011	Preferred Shares		598	(2)	At par (i.e., $25,000 per share)
1/10/2011	Preferred Shares		588	(3)	At par (i.e., $25,000 per share)

(1) These Shares were mandatorily redeemed by the Issuer on January 5, 2011.

(2) These Shares were mandatorily redeemed by the Issuer on January 7, 2011.

(3) These Shares were mandatorily redeemed by the Issuer on January 10, 2011.

SK 25586 0002 1209789